Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “PLDT, DITO sign interconnection deal”.

February 23, 2021

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT, DITO sign interconnection deal”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 23, 2021

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT, DITO sign interconnection deal”.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,568 As of January 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	February 23, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT, DITO sign interconnection deal

MANILA, Philippines, February 23, 2021 – The country’s largest integrated telecommunications company PLDT and telco newcomer DITO have recently entered into an agreement for the construction of a transmission facility that will serve as the point of interconnection for their subscribers.

Under the agreement, PLDT will establish and manage the interconnection facility that will operate as the primary physical interface for both companies.

PLDT Chief Revenue Officer and Smart Communications President and CEO Al Panlilio emphasized how “it is important for us that we establish this interconnection capability between PLDT-Smart and the customers of DITO as mandated by the NTC, and principally to make sure that our customers are able to communicate."

“During this pandemic, technology has been a lifeline for our customers so we want to make sure that our connectivity is solid in helping our fellow Filipinos and the entire nation during these critical times. We thank DITO for this partnership and I am looking forward to a long and mutually beneficial relationship," he added.

Through PLDT’s technology and expertise, the interconnection hub will deliver the intercarrier requirements of DITO which will benefit all fixed and wireless subscribers of PLDT and DITO by enabling them to communicate and connect to all the services needed.

The planned facility is expected to be completed by end-March in time for the commercial operations of DITO.

DITO Telecommunity Chairman and CEO Dennis Uy shared during the virtual signing how “being chosen as the country’s third player, DITO knew from day 1 that in order for us to deliver our commitment to the Filipino, we needed to work hand-in-hand with the pioneers of the telco industry like PLDT. I’d like to express my gratitude to everyone in making the interconnection agreement between DITO and PLDT possible.”

“It’s been a privilege to work alongside all of you in providing the Philippines with the world-class connectivity that we all deserve,” Uy added.

PLDT has been heavily investing in its network and expanding its coverage to service more businesses and consumers, both in the country and abroad. Currently, PLDT operates the most expansive fiber optic network among local ISPs reaching over 429,000 kilometers.

Collectively, the PLDT Group has spent over Php 286 billion in the last five years which further boosted its network coverage to benefit more subscribers, helped the nation manage and cope amid the global pandemic, and accelerated the roll out of more digital services including the roll out of 5G.

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About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

SIgnatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  February 23, 2021